March 2, 2016

MetLife Insurance Company USA

Form S-3 Registration Statement

Under the Securities Act of 1933

File No. 333-208664

Memorandum Responding to Commission Staff Oral Comments

Dated February 19, 2015

Pursuant to Commission Release No. 33-5231, March 2, 1972

Set out below are responses to oral comments received from Sonny Oh of the Securities and Exchange Commission (“Commission”) staff on February 19, 2016 relating to the registration statement (the “Registration Statement”) on Form S-3 under the Securities Act of 1933, as amended, filed with the Commission by MetLife Insurance Company USA (“Registrant”) on December 21, 2015 for Shield Level Selector 6-Year Annuity Contract (the “Shield Level Selector Annuity”).

1.	a. Staff Comment

Please revise the facing sheet of the Registration Statement to conform to Form S-3.

Response: Registrant has reviewed the facing sheet of the Registration Statement and confirms that it conforms to Form S-3.

b. Staff Comment

As outlined in General Instruction 1 of Form S-3, please explain to the staff in detail the basis upon which the Company is eligible to file its registration statement on Form S-3.

Response: Comment complied with. In July of 2012, Form S-3 was amended (the “Form S-3 Amendments”) in a way the Registrant believes clarifies the use of Form S-3 for insurance contracts issued by an insurance company (see SEC Release No. 33-9245 (Jul. 27, 2011) (the “Amending Release”)).

In order to be eligible to use Form S-3, a registrant must meet certain eligibility requirements, and the security offering must fall within one of six “conditions.” As discussed below, the Registrant believes that interests under the Registration Statement are qualified to be registered on Form S-3 because Registrant meets the registrant eligibility requirements, and the security offering falls within “Primary Offerings of Non-Convertible Securities Other than Common Equity,” one of the six eligible conditions.

In pertinent part, General Instruction I. of Form S-3 requires that a registrant relying on the Form (i) be organized under the laws of the U.S. or any state and have its principal business operation in the U.S., (ii) has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”) or a class of equity securities registered pursuant to Section 12(g) of the Exchange Act, or is required to file reports pursuant to Section 15(d) of the Exchange Act, (iii) has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all material required to be filed pursuant to Sections 13, 14 or 15(d), as well as filed in a timely manner all reports required, for a period of at least twelve calendar months immediately preceding the filing of the registration statement, (iv) has not failed (nor have any of its consolidated or unconsolidated subsidiaries failed) to pay any dividend or sinking fund installment on preferred stock or defaulted on any installment or installments on indebtedness for borrowed money or on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries taken as a whole (collectively, a “Material Failure to Pay”), and (v) submitted electronically to the Commission and posted on its corporate Website, if any, all Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the twelve calendar months and any portion for a month immediately preceding the filing of the registration statement.

Registrant meets these conditions because it (i) is a stock insurance company chartered in the state of Delaware and has its principal offices located at 11225 North Community House Road, Charlotte, North Carolina 28277, (ii) is required to file reports pursuant to Section 15(d) of the Exchange Act and has filed all the material required by Section 15(d), and all reports required, in a timely manner for a period of at least twelve calendar months immediately preceding the filing of this registration statement, (iii) has not had a Material Failure to Pay and (iv) has met its Interactive Data File obligations in the last twelve calendar months.

In addition to the registrant-specific requirements, General Instruction I.B. of Form S-3 requires that the security offering meets the particular conditions of any of the six types of security offerings specified. One of these eligible security offerings is the “primary offering of non-convertible securities other than common equity” described in General Instruction I.B.2. Prior to the Form S-3 Amendments, there was some debate whether an insurance contract was a “primary offering of non-convertible securities other than common equity” and whether an insurance company could use its outstanding registered insurance contracts (such as registered contracts with a market value adjustment feature and variable annuities) to meet the requirement set forth in condition (ii) of General Instruction I.B.2. that the registrant must have outstanding, as of a date within 60 days prior to the filing of the registration statement, at least $750 million of “non-convertible securities, other than common equity, issued in primary offerings” for cash registered under the Securities Act. The Registrant believes the addition of the new instruction (the “New Instruction”) to General Instruction I.B.2, brought about by the Amending Release, makes clear that an insurance company using Form S-3 to register offerings of insurance contracts may include the contract value, as of the measurement date, of any outstanding insurance contracts, including variable insurance contracts, issued in offerings registered under the Securities Act when calculating whether it has at least $750 million of non-convertible securities, other than common equity issued in primary offerings. As of December 31, 2015, Registrant has over $750 million outstanding in insurance contract value for insurance contracts issued under the Securities Act and thus Registrant satisfies condition (ii) of General Instruction I.B.2. Furthermore, Registrant is a wholly-owned subsidiary of MetLife, Inc., a well-known seasoned issuer, and thus Registrant also satisfies condition (iii) of General Instruction I.B.2.

Registrant has previously registered an insurance contract on Form S-3 with features substantially similar to the Shield Level Selector Annuity. See File No. 333-185333. In addition, other insurance companies have used Form S-3 to register insurance contracts with features similar to the Shield Level Selector Annuity. See Voya SmartDesign Multi-Rate Index Annuity issued by Voya Insurance and Annuity Company (File No. 333-203647); Structured Investment Option issued by AXA Equitable Life Insurance Company (File No. 333-180899); and Allstate RightFit issued by Allstate Life Insurance Company (File No. 333-178570). Finally, Registrant has registered a number of insurance contracts with market value adjustment features on Form S-3. (See File Nos. 333-178884, 333-178885, 333-178886, 333-178888, 333-178889, 333-201856, 333-201857, 333-201860 and 333-201861).

2.	Staff Comment

Please provide more detail for the definition of “General Account” in the glossary.

Response: Comment complied with. Registrant has conformed the definition of “General Account” in the glossary to read:

“General Account. Comprised of MetLife USA’s assets, other than assets in its Separate Account and any other separate accounts it may maintain.”

3.	Staff Comment

Please reconcile the description of Shield Level Selector Annuity Contract on the cover page with the description in the summary.

Response: Comment complied with. Registrant has amended the description of Shield Level Selector Annuity on the cover page with that in the summary to read:

“MetLife Shield Level SelectorSM Annuity is an individual single premium deferred index-linked annuity contract issued by MetLife Insurance Company USA (“MetLife USA”, “we” or “us”).”

4.	Staff Comment

Please convert all references in the Registration Statement from “MICC” to “MetLife USA.”

Response: Comment complied with. Registrant has converted all references to “MICC” in the Registration Statement to “MetLife USA” where applicable. Registrant notes that the name of the separate account remains “MICC Separate Account SA.”

5.	Staff Comment

Please verify the accuracy of the dates in Appendix B

Response: Comment complied with. Registrant has changed the “Term Start Date” in Appendix B to 1/1/2015.

6.	Staff Comment

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: Registrant confirms that all applicable financial statements, exhibits and other disclosures not included in its Registration Statement will be filed by pre-effective amendment.

7.	Staff Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrants are in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrants request acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response: Registrant will file via EDGAR a standard “Tandy” letter along with the pre-effective amendment to its Registration Statement.

*        *        *         *        *

5